UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Shares, Par Value $0.0001 Per Share
With an Exercise Price Equal to or Greater than $2.37 Per Share
(Title of Class of Securities)
015384100
(CUSIP Number of Class of Securities)
Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043
(650) 944-7000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
James C.T. Linfield
Brent D. Fassett
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021
(720) 566-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,214,339.00	$140.98

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants covered an aggregate of 2,824,044 shares of the issuer’s common stock and had an aggregate value of $1,214,339.00, calculated using the Black-Scholes-Merton option-pricing model, as of January 19, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $140.98	Filing Party: Alexza Pharmaceuticals, Inc.
Form or Registration Number: SC TO-I (005-82505)	Date Filed: January 21, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 21, 2011, as previously amended on January 28, 2011 (the “Schedule TO”), in connection with the offer by Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), to certain option holders to exchange certain outstanding options to purchase shares of Alexza’s common stock with an exercise price equal to or greater than $2.37 per share for replacement options to purchase a reduced number of shares of Alexza’s common stock (the “Offer to Exchange”). This Amendment No. 2 is being filed solely to report the results of the Offer to Exchange.

ITEM 4.	TERMS OF THE TRANSACTION.
(a)	Material Terms.
     Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:
     “The Offer to Exchange expired at 8:00 p.m., U.S. Eastern Time, on Friday, February 18, 2011. A total of 56 eligible stock option holders participated in the Offer to Exchange. Pursuant to the terms and conditions of the Offer to Exchange, Alexza accepted for exchange stock options to purchase an aggregate of 2,128,430 shares of Alexza’s common stock, representing approximately 75% of the total number of shares subject to stock options that were eligible to be exchanged in the Offer to Exchange. All surrendered stock options were cancelled effective as of February 22, 2011, the first business day following the expiration of the Offer to Exchange, and on February 22, 2011, in exchange therefor, Alexza granted stock options to acquire a total of 808,896 shares of Alexza’s common stock under the 2005 Plan.”

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2011

Alexza Pharmaceuticals, Inc.
By:	/s/ Thomas B. King
Thomas B. King
President and Chief Executive Officer